

January 31, 2012

<u>Via E-mail</u>
Mr. Lawrence R. Samuels
Chief Financial Officer
UTi Worldwide Inc.
c/o UTi, Services, Inc.
100 Oceangate, Suite 1500
Long Beach, CA 90802

> **Re: UTi Worldwide Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2011**
> **Filed March 30, 2011**
> **File No. 000-31869**

Dear Mr. Samuels:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended January 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Year Ended January 31, 2011 Compared to Year Ended January 31, 2010,</u>

<u>Freight Forwarding, page 34</u>

1. Please revise to ensure that your disclosure regarding material differences in the amounts reported for comparable reporting periods fully explains the respective variances. For example, we believe that additional disclosure may have been appropriate with regard to your discussion of ocean freight forwarding revenue for fiscal year 2011, as compared to fiscal year 2010. In this regard, we note that you have explained a 34% increase in revenue based upon (I) a 13% increase in ocean freight volumes, as expressed in TEUs,

and (II) foreign currency fluctuations, which contributed to an increase in revenues of approximately $30.9 million or 3.5 percent.

Contract Logistics and Distribution, page 37

2. Please expand your disclosure to analyze and discuss each of the "purchased transportation costs" incurred by your "Contract Logistics and distribution" segment. Please include your proposed expanded disclosure as part of your response.

Corporate

Provision for income taxes, page 38

3. We note your disclosure that compared to your historical tax rates, your effective income tax rate for fiscal 2011 was adversely impacted by several items, some of which were particularly noticeable during the fourth quarter of fiscal 2011. We believe that specific factors that are known to have materially impacted reported amounts should be quantified and discussed in greater detail. Please revise your disclosure regarding income taxes and, if appropriate, elsewhere in your filing to quantify, analyze, and discuss all factors known to have materially impacted the amounts reported in your financial statements. Please note that factors that may offset each others should be separately quantified and discussed.

Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

4. We note your disclosure that "freight forwarding revenue represents billings on exports to clients, plus net revenue (the term used by [you] to describe revenue less purchased transportation costs) on imports." In this regard, it is unclear to us whether your disclosure is describing a single transaction that includes both export and import revenue or, alternatively, reflects separate explanations of the nature of export freight forwarding revenue and import freight forwarding revenue. Please advise and revise your disclosure, as appropriate. In addition, we note that your disclosure appears to suggest that export freight forwarding revenue may be recognized "gross" (i.e., based on billings to clients), while import freight forwarding revenue may be recognized "net." If this is so, please tell us and disclose the basis for the differences in your accounting treatment. Alternatively, revise your disclosure to provide a more clear explanation of your accounting, if appropriate. Please provide any proposed revisions to your disclosure as part of your response.

Cash and Cash Equivalents, page F-10

5. Please tell us what is meant by your disclosure that "original maturity means original maturity to the entity holding the investment."

Note 3. Income Taxes, page F-18

6. Please separately disclose your domestic and foreign income/(loss) before income tax expense/(benefit). Refer to Rule 4-08(h) of Regulation S-X for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief